

MYSWIMPRO
2019 Report

Dear investors,

We grew revenue considerably from the prior year from our subscription business. As we grew revenue, we also increased expenses by nearly doubling the size of our team to support future growth. As we build the brand for the long-term growth of our company, we will invariably see dips in short-term profitability. The investment capital received through equity crowdfunding has allowed us to hold a very strong cash position for future growth.

We need your help!

We are always looking for product feedback and introductions to new potential parters. On the product side, if you'd like to be a member of beta testing, please let us know. If you have not done so already, please download the latest version of MySwimPro and MyTriPro from the App Store and rate 5-stars. If you are connected to marketing directors at companies (large or small) with a budget for media engagements with our audience, please make those introductions to our team to create marketing collaborations.

Sincerely,

Fares Ksebati
CEO and Co-Founder

Adam Oxner
CTO and Co-Founder

Michael Allon
Android Lead and Co-Founder

Our Mission

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We recruited a world-class team filling critical gaps in our product and marketing departments.
- Secured nearly half a million dollars in funding from a global investor base.
- Launched a new application: MyTriPro!

The Bad

- Subscriber retention metrics did not improve the way we would have liked with a plateau in subscribers at the end of the year.
- We were not able to diversify revenue through partnerships like had initially hoped.
- Market adoption of our new application MyTriPro did not grow as quickly as we would have liked.

2019 At a Glance

January 1 to December 31

$1,126,063 +157%
Revenue

$21,577 [19%]
Net Profit

$0
Short Term Debt

$465,746
Raised in 2017

$715,139
Cash on Hand
As of 05/18/19

INCOME | BALANCE | NARRATIVE

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,126,062.60 compared to the year ended December 31, 2018, when the Company had revenues of $437,760.39. Our gross margin was 74.08% in fiscal year 2019.

- *Assets.* As of December 31, 2019, the Company had total assets of $717,889.09, including $671,539.64 in cash. As of December 31, 2018, the Company had $271,664.10 in total assets, including $168,865 in cash.

- *Net Income.* The Company has had net income of $21,577.12 and net income of $26,725.60 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $664,070.04 for the fiscal year ended December 31, 2019 and $180,530 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MySwimPro, Inc. cash in hand is $715,138.57, as of May 2019. Over the last three months, revenues have averaged $99,468/month, cost of goods sold has averaged $23,684/month, and operational expenses have averaged $98,829/month, for an average burn rate of $23,045 per month. Our intent is to be profitable in 0 months.

Our team size grew considerably in Q1 2020 adding one full-time team member and two part-time team members. There has been a minimal reduction in overall expenses due to the global pandemic; although subscription revenue has been reduced significantly starting in March 2020.

In the next 3-6 months, anticipated revenues are 50% of initial projection due to the global pandemic. A realistic goal would be $60k in average monthly revenue over the next 6 months.

We received funding from the United States Federal Government Paycheck Protection Program (PPP). We have applied for additional public grants and will consider the private market for more capital if we determine it necessary to continue company operations.

Net Margin: 2% **Gross Margin: 74%** **Return on Assets: 3%** **Earnings per Share: $0.40** **Revenue per Employee: $187,677**

Cash to Assets: 94% **Revenue to Receivables: 2,430%** **Debt Ratio: 93%**

MySwimPro-BalanceSheet-12.31.2018.pdf

MySwimPro-IncomeStatement-ProfitandLoss-Year.pdf

MySwimPro_Financials_2019_FINAL.pdf

We ❤ Our 326 Investors

Thank You For Believing In Us

Martin Dober
Richard Galarza
William Brunner
Fares Ksebati
Tyler Sakosits
Dr. Ala M Shaqra
Bill Haverland
Ifeanyi Nwachukwu
Apoorva Prabhu Verlekar
Will Raynor
Christopher Rojas
Patrick Zabawa
Jangsea Park
Patty Deters
Paul Jaques
Adolfo Andrade
Sayan Bandyopadhyay
Paul S. Lee
Cameron Grable
Ravi Kumar Commuri
Tim Hochradel
Midhat Qidwai
Matthew Seymour
Bonnie Sevakis
Cason Thorsby
Shannon Carrier
Van Duc Nguyen
Francis Glorie
Amber Hudson
Tom Frattini
Kathleen Ann Straub
Kenneth Olson
Dzu Do
David O'Hern
Cian Walsh
Michael Curran
Kristin Welch
Marlene Shirley
Thomas Coppola
Joshua LEMKE
Jimmy Daniel Moore
Andy Cohen
Leif Clark
Holly K Smith
Silas Porterfield
Shane Trexler
Mohamed Salamey
Fares Ksebati
Craig Vom Lehn
Lyle Notice
David Silva Smith
Kim Leftwich
John F. Lennox
Patrick Zabawa
Mikhail Bordyukov
Tomas Hnetila
Rishi Narayan
Benjamin Hendricks
Raed Al Sulaiti
Adam Daniels
Nate Johnson
Atticus Li
Can Dedeoglu
Scott Macdonald
Azam Mo
Paul Varkey
Holger Pillmann
Eric Scheie
William Melville
Isaac Gilman
Peter Boniface
Lorenzo Dal Bianco
Kathleen Ann Straub
Gregg Durkin
Oscar Gamarra
Michael J. Hutchinson
Katie Icimsoy
Lorenzo Dal Bianco
David Kristick
Jacob Hkeik
David Mehi
Ajay Khanna
Ron Barry
Jose Daniel Gonzalez Do...
Michael O'Meara
Doug Gard
Shuntaye D Batson
Michael Chang
Hossam Alosh
Dirk Andre Hass
Tim Igo
Dr Karim Jundi
Labous Francois-Rene
Michael Skaff
Andrew Douglas VanderP...
Francisco Miguel Trigueir...
Jack Nelson
Andreas Schoenherr
Anton Lobanov
David Kircos
Cindy Jarvis
Kyle Mulka
Robert Wood
Nate Johnson
Eric Platte
Keoni Mahelona
Kurt Olzmann
Matthew Gunnet
Kyle Mulka
Bill Haverland
David Knight
Rishi Narayan
Michael Witt
Robert Seeman
Dan Allon
William Ferrara
Luis Goyzueta
Tim Weaver
Jasmyn Samaroo
Nicole Sunderland
Rueben Rosario
Patrick Padgett
Timothy Ross
Kaitlyn Fries
Isaac Gilman
Jose Francisco Ramos
Ibrahim Awad
Evan Foster
Serhiy Hovyadinov
Karina Ho
Ionut Razvan Ionita
Walter Rowntree
Katie Johnson
Salim Hussain Alyafei
Patrick Brundage
David D. Leithner
Samuel Hailu-Cross
Timothy Ross
Bikesh Kawan
Peter Kirsch
Madhusoodan Kandi
Maria Aryee
Nathan Schweizer
Haolin Sung
Jennifer Bisignano
Krishna Mohan Gummalla
Jules Perep
Paul Feltoe
Alyce Sigler
Raed Al Sulaiti
Ian Colin McCain
Jennifer J Masters
Apoorva Prabhu Verlekar
Lisa A Hypnar
Adam Thodey
Thomas Walker
John Wade
Andrew Norfolk
Muhammed Mutahr
Josh Perrye
Michael Witt
James Izzi
Shuiqin Yu
Amelia Hill
Hugo M. Breton
Carolyn J. Doyle
Thomas Coppola
Craig Askins
Mike Wilner
Nancy Norelli
Soon Fatt Yong
Daniel Cox
Ryan Landau
Alan Coldwell
Thomas J. Schwartzenber...
Suninder Singh Chauhan
Michael J. Madison
John Feeman
Adam Tittarelli
M Ichael Brooks
Sanjna Thaker
Sheron Johnston
Tracy M Backes
Harris Seed III
Krzysztof Piernicki
Marc Forrest
Holden Bank
Christine Smith
Harshad Joshi
Madonna Catiis
Martin Dober
Haolin Sung
Brandon Camp
Jay Mahler
Casey Sreenan
Kerin Dorris
Trasey Green
Keoni Mahelona
Richard Aguilera
Yuanyuan Feng
Timur Panferov
Andrew Loh
Wan Nie Lo
Scott Olthoff
Ian Brigmann
Nick Najor
Andrew Zick
Ryan Gregg
David Kristick
Sean Oxner
Ryan McGreal-Miller
Colin Casey
Kevin Hatch
Venkata Sanyasi Rama Sa...
Jeffrey J Stoltman
Stewart Nelson
Douglas Ver Mulm
Kevin Mccurry
Kent Hamilton
Todd Sullivan
Ziad Fares
Demydenko Anton
John Flynn
Hugo M. Breton
Michael J. Hutchinson
Mark Carroll
Caleb Bowen
Barbara Church
Peter Biskaduros
Jennifer Edwards
Jeffrey Siple
Gordon Schoenfeld
Daifulla Said
Cason Thorsby
Evan Rowan
Amanda Becker
Scott Gareiss
Norm Goody
Faris Alami
Cameron Weaver
Naonao Wu
Ed Wied
Kyle Promes
Yuanyuan Feng
Matthew Kneiser
David Kircos
Douglas Grant McLearn
A.J. Lawrence
Jay Mahler
Cesare Tagliaferri
Richard Aguilera
Ravi Kumar Commuri
Santosh Kumar
Todd Sullivan
Dimitry Snezhkov
John Flynn
Michael Kling
Eric Allen
Ahmet Kursat Alparslan
Sheron Johnston
Philippe Prufer
Christopher Peacock
Beth Smith
Stewart Nelson
Mark Rogers
Daniel Orozco
Aaron Helander
John Heugle
Samuel Todd
Adam Shiblaq
Mark Turner
Amelia Hill
Antonio Portela ESTEVEZ
Ben Brasher
Ramiro Gonzalez
Pat McCurry
James Yearty
Kaitlyn Fries
James F Dagley
Joseph Hanecak
Lance SCADDEN
Bryan Haas
Lance SCADDEN
Boudewijn Berendsen
Brandon Chesnutt
Kyle Ellicott
Matthew Kneiser
Patty Deters
Andrew Norfolk
Mario Marshall
Benjamin Hendricks
Nicolas Messer
Leann Abad
Paul Feltoe
Jibran Ahmed
Beau Yavor
Shane Bliemaster
Andrew Zick
Robert Rossbach
Marlene Shirley
Doug Gard
Raoul Sreenivasan
Angela Peat
Sara Furman
Duncan Douglass
Jean Libutti
Kate Dorris
Michael Sinanian
Stefan Sysko
Matthew Seymour
Nicole Sunderland
Justin L. Cashman
David Pauwels
Will Riley Robbins
Andrey Seryy
James Hardwick
Robert Hodson
Zach Dolus
Ryan Beaber
Charles Wilson
Marat Usmanov
Don Mohan Chandrajith Li...
Michael Kratz
John A Yearty
Jeevan Pendli
Jake Wasserman

Thank You!

From the MySwimPro Team



Fares Ksebati
CEO and Co-Founder



Adam Oxner
CTO and Co-Founder



Michael Allon
Android Lead and Co-Founder



Paige Walters
Marketing Director
Played water polo at Arizona State University and focusing on growing the MySwimPro brand.



Benjamin Hendricks
Software Engineer
Software engineer with focus on iOS projects, Deploys apps to the web and iOS app store



Peter Vanderkaay
Advisor
3x Olympic Swimmer, 4x Olympic Medalist, and Co-Captain of the U.S. Olympic Swim Team



Todd Sullivan
Advisor
20+ years building and advising profitable growth in e-commerce, sports-tech, marketplace business



Mitch Thrower
Advisor
Founder & Chairman of Events.com, Triathlete Magazine, 22x Ironman, Chairman of La Jolla Foundation

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Fares Ksebati	CEO @ My Swim Pro	2015
Michael Allon	Cofounder @ My Swim Pro	2015
Adam Oxner	Co Founder @ My Swim Pro	2015

Officers

OFFICER	TITLE	JOINED
Fares Ksebati	CEO, President, Treasurer	2015
Michael Allon	Co-Founder, Android Lead	2015
Adam Oxner	Co-Founder, iOS Lead, Secretary	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Fares Ksebati	555,000 Common Stock	54.8%
Michael Allon	240,000 Common Stock	23.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2016	$50,000	Safe	4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Option Pool		53,290	Yes
Common Stock	5,000,000	1,012,500	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

MySwimPro's technology infrastructure is dependent on third party software services including: Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics.

MySwimPro's internal communication depends on third party tools including: Trello, Slack, SendGrid, Google Apps.

MySwimPro holds no intellectual property on the content or features of software making it easier for a competitor to enter the market and capture market share.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The addressable market size of 26.3 million swimmers may not provide a large enough paying pool to create a viable long-term business.

Investors will not see a return on the company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

MySwimPro's access to future capital is limited and may hinder future growth opportunities through external funding.

MySwimPro uses third party social media platforms to increase exposure and brand awareness including: Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn.

MySwimPro has signed a side letter (available for viewing in the Appendix) associated only with Invest Detroit Venture's investment that requires 51% of the company's employees to be employed in the state of Michigan.

MySwimPro's business model is partially dependent on third party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly delayed.

MySwimPro is a first mover in a new market, thus enabling future, better funded competition to enter and copy product concepts, marketing initiatives and branding.

Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

The development of new features is a complex and time-consuming process that may not be completed within the expected roadmap.

MySwimPro's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn.

MySwimPro's potential partner ecosystem is small with only a few opportunities for potential partnership, thus increasing the risk of a competitor capturing those opportunities and leaving MySwimPro with limited options.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MySwimPro, Inc.

- Delaware Corporation
- Organized March 2015
- 6 employees

206 East Huron Street

Ann Arbor MI 48104

http://myswimpro.com

Business Description

Refer to the MySwimPro profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MySwimPro is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/myswimpro/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*